                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*


                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155 20 3
                              ---------------------
                                 (CUSIP Number)


                                February 17, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ x ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 6 pages

CUSIP No.   858155 20 3

--------------------------------------------------------------------------------

1.       Names of reporting persons
         IRS Identification Nos. of the above persons (entities only)
                  Robert C. Pew II

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [     ]

         (b)      [     ]

--------------------------------------------------------------------------------

3.       SEC Use Only

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4.       Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------
                           5.       Sole voting power           3,556,885
Number of                                                      ----------
Shares Bene-               ----------------------------------------------
ficially Owned             6.       Shared voting power        10,088,269
By Each                                                        ----------
Reporting                  ----------------------------------------------
Person With:               7.       Sole dispositive power              0
                                                               ----------
                           ----------------------------------------------
                           8.       Shared dispositive power   13,645,154
                                                               ----------
                           ----------------------------------------------
--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned by Each Reporting Person   13,645,154
                                                                      ----------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)   [ X ]

11.    Percent of Class Represented by Amount in Row (9)    37.2%
                                                        ------------
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)     IN
                                                     -------------
--------------------------------------------------------------------------------


                               Page 2 of 6 pages

ITEM 1.

         (a)  Name of Issuer.

                       Steelcase Inc.

         (b)  Address of Issuer's Principal Executive Offices.

                       901-44th Street SE
                       Grand Rapids, Michigan  49508

ITEM 2.

         (a)  Name of Person Filing.

                       Robert C. Pew II

         (b)  Address of Principal Business Office or, if none, Residence.

                       901-44th Street SE
                       Grand Rapids, Michigan 49508

         (c)  Citizenship.

                       United States of America

         (d)  Title of Class of Securities.

                       Class A Common Stock

         (e)  CUSIP Number.

                       858155 20 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                               Page 3 of 6 pages

         (e) [ ] An investment advisor in accordance with section 240.13d-1(b)
                 (1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with section 240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

         (a)  Amount beneficially owned:

                   13,645,154

         (b)  Percent of class:

                   37.2%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote

                        3,556,885

              (ii)  Shared power to vote or to direct the vote

                        10,088,269

              (iii) Sole power to dispose or to direct the disposition of

                         0

              (iv)  Shared power to dispose or to direct the disposition of

                         13,645,154


                               Page 4 of 6 pages

         The number of shares reported above includes 13,645,154 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

         If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of 8.9% of the Class A Common Stock.

         The shares reported in this Item 4 exclude 800,000 shares held by the Mary and Robert Pew Education Fund of which Mr. Pew serves as one of seven trustees, which shares Mr. Pew disclaims beneficial ownership.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported in Item 4, (i) 10,088,269 shares are held by various trusts of which Mr. Pew and Old Kent Bank serve as co-trustees, and (ii) 3,556,885 shares are held by a trust of which Old Kent Bank serves as the sole trustee, of which shares Mr. Pew has the sole power to vote and Mr. Pew's wife has the power to block sales.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

         N/A


                               Page 5 of 6 pages

ITEM 10. CERTIFICATION

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999


                                                      /s/ Robert C. Pew II
                                                  ------------------------------
                                                  Robert C. Pew II






                               Page 6 of 6 pages